SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-3)

Transaction Statement Under Section 13(e) Of The Securities Exchange Act of 1934 And Rule 13e-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

iBASIS, INC.

(Name of the Issuer)

iBASIS, INC.

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy

President & Chief Executive Officer

20 Second Avenue, Burlington, MA  01803

(781) 505-7500

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of the person filing statement)

With copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☒	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$93,327,384	$5,208

*              Estimated for purposes of calculating the filing fee only.  This amount is determined by multiplying 31,109,128 shares of common stock, par value $0.001 per share, of iBasis, Inc. by $3.00 per share, which is the offer price.  Such number of Shares represents the 71,230,202 shares of common stock issued and outstanding as of November 25, 2009 less 40,121,074 shares of common stock already owned by KPN B.V., a private limited liability company organized under the laws of The Netherlands, and its affiliates.

**           The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued on March 11, 2009, by multiplying the transaction value by .0000558.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,690	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T	Date Filed: July 28, 2009

Amount Previously Paid: $1215.05	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: October 5, 2009

Amount Previously Paid: $1,302.05	Filing Party: Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc.
Form or Registration No.: Schedule TO-T/A	Date Filed: November 23, 2009

This Schedule 13E-3 (the “Schedule 13E-3”) is filed by iBasis, Inc. (the “Company”). The filing person is the subject company. This Schedule 13E-3 relates to the amended tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) that it does not already own, for $3.00 per Share in cash (the “Amended Offer”).

The Amended Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement and Rule 13e-3 Transaction Statement under cover of Schedule TO initially filed by KPN and Purchaser with the Securities and Exchange Commission (the “SEC”) on July 28, 2009, as amended by Amendment No. 1 through Amendment 8 thereof (collectively, the “Schedule TO”) which contains an Offer to Purchase dated July 28, 2009 (as amended and supplemented by the amendments to the Schedule TO as of the date hereof, the “Offer to Purchase”), and the related letter of transmittal and other transmittal documents filed with the SEC as exhibits to the Schedule TO.  The Offer to Purchase includes a Supplement to Offer to Purchase for Cash, dated November 23, 2009, attached as Exhibit (a)(1)(xiv) to Amendment No. 8 to the Schedule TO (the “November Supplement”).

The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company on July 30, 2009, together with Amendment No. 1 through Amendment No. 18 thereof (collectively, the “Schedule 14D-9”), copies of which are attached hereto as Exhibits (a)(2)(ii) to (a)(2)(xix), are incorporated by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Schedule TO and Schedule 14D-9 of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Schedule TO and Schedule 14D-9, including all annexes thereto, is incorporated by reference herein, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule TO and Schedule 14D-9 and the annexes thereto. All information contained in this Schedule 13E-3 concerning the Company, Parent or the Purchaser has been provided by such person and not by any other person.

Item 1. Summary Term Sheet.

The information set forth in the Offer to Purchase under the heading “Summary Term Sheet” and in the November Supplement under the heading “Summary Term Sheet” is incorporated by reference herein.

Item 2. Subject Company Information.

(a)-(b) The information set forth in the Schedule 14D-9 under Item 1 “Subject Company Information” is incorporated herein by reference.

(c)-(d) The information set forth in the Schedule 14D-9 under Item 1 “Subject Company Information,” in the Offer to Purchase under the headings “The Tender Offer — Section 6. Price Range of the Shares; Dividends” and “The Tender Offer — Section 10. Dividends and Distributions” and in the November Supplement under the heading “Additional Information Regarding the Tender Offer — Price Range of the Shares; Dividends” is incorporated herein by reference.

(e) Not applicable.

(f) The information set forth in the Schedule 14D-9 under Item 1(b) “Subject Company Information — Securities” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

The subject company is the filing person. The information set forth in the Schedule 14D-9 under Item 1(a) “Subject Company Information — Name and Address,” Item 2 “Identity and Background of Filing Person,” in Schedule A to the Schedule 14D-9, in the Offer to Purchase under the heading “The Tender Offer — Section 8. Certain Information Concerning Parent, Purchaser, Merger Sub and Their Directors and Executive Officers” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Schedule 14D-9 under Item 2 “Identity and Background of Filing Person” and Item 8(i) “Additional Information — The Settlement Agreement,” in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The Tender Offer — Section 1. Terms of the Offer,” “The Tender Offer — Section 2. Acceptance

for Payment and Payment for Shares,” “The Tender Offer — Section 3. Procedures for Accepting the Offer and Tendering Shares,” “The Tender Offer — Section 4. Withdrawal Rights,” and “The Tender Offer — Section 5. Certain United States Federal Income Tax Consequences” and in the November Supplement under the headings “Summary Term Sheet,” and “Introduction” is incorporated herein by reference.

(c) Not applicable.

(d) The information set forth in the Schedule 14D-9 under Item 8(d) “Additional Information — Appraisal Rights,” in the Offer to Purchase under the heading “Special Factors — Section 10. Appraisal Rights; Rule 13e-3,” in Schedule II to the Offer Purchase, in the November Supplement under the heading “Special Factors — Appraisal Rights” and in Schedule I to the November Supplement is incorporated herein by reference.

(e) The Company has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.

(f) Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b)-(c) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements,” Item 4(c) “The Solicitation or Recommendation — Background of the Offer,” Item 7 “Purposes of the Transaction and Plans or Proposals” and Item 8(i) “Additional Information — The Settlement Agreement” is incorporated herein by reference.

(e) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

Item 6. Purpose of the Transactions and Plans or Proposals.

(b) The information set forth in the Schedule 14D-9 under Item 8(i) “Additional Information — The Settlement Agreement,” in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 1. Background of the Offer,” “Special Factors — Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives” and “Special Factors — Section 3. Plans for the Company; Certain Effects of the Offer” and in the November Supplement under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Background of the Offer” and “Special Factors — Plans for the Company; Certain Effects of the Offer” is incorporated herein by reference.

(c)(1)-(8) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements,” Item 7 “Purposes of the Transaction and Plans or Proposals” and Item 8(i) “Additional Information — The Settlement Agreement,” in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 1. Background of the Offer,” “Special Factors — Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives,” “Special Factors — Section 3. Plans for the Company; Certain Effects of the Offer” and “Special Factors — Section 8. Certain Effects on Stockholders and Conduct of the Company’s Business if the Offer is Not Consummated” and in the November Supplement under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Background of the Offer” and “Special Factors — Plans for the Company; Certain Effects of the Offer” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)-(c) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements,” Item 4 “The Solicitation or Recommendation” and Item 7 “Purposes of the Transaction and Plans or Proposals,” in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 1. Background of the Offer,” “Special Factors — Section 2. Purpose of and Reasons for the Offer; Consideration of Alternatives,” and “Special Factors — Section 3. Plans for the Company; Certain Effects of the Offer” and in the November Supplement under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Background of the Offer” and “Special Factors — Plans for the Company; Certain Effects of the Offer” is incorporated herein by reference.

(d) The information set forth in the Schedule 14D-9 under Item 3 “Past Contacts, Transactions, Negotiations and Agreements” and Item 4 “The Solicitation or Recommendation” and in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 3. Plans for the Company; Certain Effects of the Offer,” “Special Factors — Section 8. Certain Effects on Stockholders and Conduct of the Company’s Business if the Offer is Not

Consummated” and “The Tender Offer — Section 5. Certain United States Federal Income Tax Consequences” and in the November Supplement under the headings “Summary Term Sheet,” “Introduction” and “Special Factors — Plans for the Company; Certain Effects of the Offer” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)-(c) The information set forth in the Schedule 14D-9 under Item 2(b) “Identity and Background of Filing Person—Tender Offer” and under Item 4 “The Solicitation or Recommendation” is incorporated herein by reference.

(d) The information set forth in the Schedule 14D-9 under Item 4(d) “The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation” is incorporated herein by reference.

(e) The information set forth in the Schedule 14D-9 under Item 4(d) “The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation” is incorporated herein by reference.

(f) None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

The information set forth in the Schedule 14D-9 under Item 4(c) “The Solicitation or Recommendation — Background of the Offer,” Item 4(d) “The Solicitation or Recommendation — Opinion of the Special Committee’s Financial Advisor” and Item 5 “Person/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)-(b) The information set forth in the Schedule 14D-9 under Item 2(b) “Identity and Background of Filing Person—Tender Offer,” in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction” and “The Tender Offer — Section 9. Source and Amount of Funds” and the November Supplement under the headings “Summary Term Sheet” and “Introduction” is incorporated herein by reference.

(c) The information set forth in the Schedule 14D-9 under Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

(d) The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” and “The Tender Offer — Section 9. Source and Amount of Funds” and in the November Supplement under the headings “Summary Term Sheet” and “Introduction” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

The information set forth in the Schedule 14D-9 under Item 3(c) “Past Contacts, Transactions, Negotiations and Agreements — Agreements and Arrangements with Directors and Executive Officers” and Item 6 “Interests in Securities of the Subject Company” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

(d) The information set forth in the Schedule 14D-9 under Item 4(b) “The Solicitation or Recommendation — Intent to Tender” is incorporated herein by reference.

(e) The information set forth in the Schedule 14D-9 under Item 3(d) “Past Contracts, Transactions, Negotiations and Agreements—The Company’s Relationships with KPN” and Item 4(d) “The Solicitation or Recommendation — Reasons for the Special Committee’s Recommendation” is incorporated herein by reference.

Item 13. Financial Statements.

The audited consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2008 and December 31, 2007, and the notes thereto, are incorporated herein by reference to Item 8 of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed by the Company on March 13, 2009.  The unaudited consolidated financial statements of the Company for the nine months ended September 30, 2009, and the notes thereto, are incorporated herein by reference to Item 1 of the Company’s Quarterly Report on Form

10-Q for the quarterly period ended September 30, 2009 filed by the Company on November 9, 2009.   The information set forth in the Offer to Purchase under the heading “The Tender Offer — Section 7. Certain Information Concerning the Company” and the November Supplement under the heading “Additional Information Regarding the Tender Offer — Recent Developments” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)     The information set forth in the Schedule 14D-9 under Item 3(d) “Past Contracts, Transactions, Negotiations and Agreements—The Company’s Relationships with KPN” and Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

(b)     The information set forth in the Schedule 14D-9 under the heading Item 5 “Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

Item 15. Additional Information.

(b)   The information set forth in the Schedule 14D-9 under the heading “Item 8. Additional Information” is incorporated herein by reference.

Item 16. Exhibits.

Exhibit No.	Description

(a)(1)(i)	Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on July 28, 2009.
(a)(1)(ii)	Schedule TO-T (Amendment No. 1) filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on August 6, 2009.
(a)(1)(iii)	Schedule TO-T (Amendment No. 2) filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on August 13, 2009.
(a)(1)(iv)	Schedule TO-T (Amendment No. 3) filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on August 21, 2009.
(a)(1)(v)	Schedule TO-T (Amendment No. 4) filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on August 21, 2009.
(a)(1)(vi)	Schedule TO-T (Amendment No. 5) filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on October 5, 2009.
(a)(1)(vii)	Schedule TO-T (Amendment No. 6) filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on October 20, 2009.
(a)(1)(viii)	Schedule TO-T (Amendment No. 7) filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009.
(a)(1)(ix)	Schedule TO-T (Amendment No. 8) filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009.
(a)(1)(x)	Offer to Purchase, dated July 28, 2009 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on July 28, 2009).
(a)(1)(xi)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on July 28, 2009).
(a)(1)(xii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on July 28, 2009).
(a)(1)(xiii)

Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on July 28, 2009).

(a)(1)(xiv)

Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on July 28, 2009).

(a)(1)(xv)	Summary Advertisement published in the Wall Street Journal on July 28, 2009 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO-T filed by Koninklijke KPN N.V. on July 28, 2009).
(a)(1)(xvi)

Letter dated July 12, 2009 to the board of directors of iBasis, Inc. (incorporated by reference to Exhibit D to the Schedule 13D amendment filed by KPN B.V., Koninklijke KPN N.V. and Celtic ICS Inc. on July 13, 2009).

(a)(1)(xvii)	Press Release issued by the Company on July 13, 2009 (incorporated by reference to the Company’s preliminary communications filed by the Company under cover of Schedule 14D-9 on July 14, 2009).
(a)(1)(xviii)

Press release issued by Koninklijke KPN N.V. on July 13, 2009 (incorporated by reference to Exhibit E to the Schedule 13D amendment filed by KPN B.V., Koninklijke KPN N.V. and Celtic ICS Inc. on July 13,

2009).
(a)(1)(xix)	Press release issued by the Company on July 21, 2009 (incorporated by reference to Company’s preliminary communications filed by the Company under cover of Schedule 14D-9 on July 21, 2009).
(a)(1)(xx)	Letter to Stockholders dated July 30, 2009 (incorporated by reference to Exhibit (a)(1) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 31, 2009).
(a)(1)(xxi)	Press Release issued by the Company on July 30, 2009 (incorporated by reference to Exhibit (a)(2) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 30, 2009).
(a)(1)(xxii)

Email dated July 31, 2009 to the Company’s employees (incorporated by reference to Exhibit (a)(7) to Amendment No. 1 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 31, 2009).

(a)(1)(xxiii)

Press Release issued by the Company on August 3, 2009 (incorporated by reference to Exhibit (a)(8) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009).

(a)(1)(xxiv)

Press Release issued by the Company on August 4, 2009 (incorporated by reference to Exhibit (a)(11) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009).

(a)(1)(xxv)

Press Release issued by the Company on August 6, 2009 (incorporated by reference to Exhibit (a)(13) to Amendment No. 4 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 6, 2009).

(a)(1)(xxvi)

Press Release issued by the Company on August 6, 2009 (incorporated by reference to Exhibit (a)(14) to Amendment No. 4 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 6, 2009).

(a)(1)(xxvii)

Press release issued by Koninklijke KPN N.V. on August 6, 2009 (incorporated by reference to Exhibit (a)(1)(ix) to Amendment No. 1 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on August 6, 2009).

(a)(1)(xxviii)

Press Release issued by the Company on August 13, 2009 (incorporated by reference to Exhibit (a)(15) to Amendment No. 6 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 13, 2009).

(a)(1)(xxix)

Press Release issued by Koninklijke KPN N.V. on August 13, 2009 (incorporated by reference to Exhibit (a)(1)(x) to Amendment No. 2 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on August 13, 2009).

(a)(1)(xxx)

Press Release issued by the Company on August 17, 2009 (incorporated by reference to Exhibit (a)(16) to Amendment No. 7 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 17, 2009).

(a)(1)(xxxi)

Press Release issued by the Company on August 18, 2009 (incorporated by reference to Exhibit (a)(17) to Amendment No. 8 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2009).

(a)(1)(xxxii)

Press Release issued by Koninklijke KPN N.V. on August 21, 2009 (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 3 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on August 21, 2009).

(a)(1)(xxxiii)

Press Release issued by the Company on August 24, 2009 (incorporated by reference to Exhibit (a)(19) to Amendment No. 9 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 24, 2009).

(a)(1)(xxxiv)

Press Release issued by the Company on October 5, 2009 (incorporated by reference to Exhibit (a)(20) to Amendment No. 11 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 5, 2009).

(a)(1)(xxxv)

Press Release issued by Koninklijke KPN N.V. on October 5, 2009 (incorporated by reference to Exhibit (a)(1)(xii) to Amendment No. 5 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on October 5, 2009).

(a)(1)(xxxvi)

Press Release issued by the Company on October 9, 2009 (incorporated by reference to Exhibit (a)(21) to Amendment No. 12 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 9, 2009).

(a)(1)(xxxvii)

Press Release issued by the Company on October 15, 2009 (incorporated by reference to Exhibit (a)(23) to Amendment No. 13 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 15, 2009).

(a)(1)(xxxviii)

Press Release issued by the Company on October 20, 2009 (incorporated by reference to Exhibit (a)(24) to Amendment No. 14 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 20, 2009).

(a)(1)(xxxix)	Press Release issued by Koninklijke KPN N.V. on October 20, 2009 (incorporated by reference to Exhibit (a)(1)(xiii) to Amendment No. 6 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and

Celtic ICS Inc. on October 20, 2009).
(a)(1)(xl)

Supplement to Offer to Purchase, dated November 23, 2009 (incorporated by reference to Exhibit (a)(1)(xiv) to Amendment No. 8 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009).

(a)(1)(xli)

Amended and Restated Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(xv) to Amendment No. 8 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009).

(a)(1)(xlii)

Amended and Restated Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(xvi) to Amendment No. 8 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009).

(a)(1)(xliii)

Revised Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(xvii) to Amendment No. 8 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009).

(a)(1)(xliv)

Revised Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(xviii) to Amendment No. 8 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009).

(a)(1)(xlv)

Press Release issued by Koninklijke KPN N.V. and the Company, dated November 23, 2009 (incorporated by reference to Exhibit (a)(1)(xix) to Amendment No. 8 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009).

(a)(1)(xlvi)	Resignation Letter of Ofer Gneezy, dated November 23, 2009 (incorporated by reference from Exhibit 10.2 to the Company’s Form 8-K filed November 23, 2009).
(a)(1)(xlvii)	Resignation Letter of Gordon J. VanderBrug, Ph.D., dated November 23, 2009 (incorporated by reference from Exhibit 10.3 to the Company’s Form 8-K filed November 23, 2009).
(a)(1)(xlviii)

Message emailed by the Company to its employees on November 23, 2009 (incorporated by reference to Exhibit (a)(55) to Amendment No. 17 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 25, 2009).

(a)(1)(xlix)

Customer talking points provided to Company’s sales staff on November 23, 2009 (incorporated by reference to Exhibit (a)(56) to Amendment No. 17 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 25, 2009).

(a)(2)(i)	Solicitation/Recommendation Statement on Schedule 14D-9, dated July 30, 2009.
(a)(2)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9, dated July 31, 2009.
(a)(2)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9, dated August 4, 2009.
(a)(2)(iv)	Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9, dated August 6, 2009.
(a)(2)(v)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9, dated August 7, 2009.
(a)(2)(vi)	Solicitation/Recommendation Statement (Amendment No. 5) on Schedule 14D-9, dated August 12, 2009.
(a)(2)(vii)	Solicitation/Recommendation Statement (Amendment No. 6) on Schedule 14D-9, dated August 14, 2009.
(a)(2)(viii)	Solicitation/Recommendation Statement (Amendment No. 7) on Schedule 14D-9, dated August 17, 2009.
(a)(2)(ix)	Solicitation/Recommendation Statement (Amendment No. 8) on Schedule 14D-9, dated August 18, 2009.
(a)(2)(x)	Solicitation/Recommendation Statement (Amendment No. 9) on Schedule 14D-9, dated August 24, 2009.
(a)(2)(xi)	Solicitation/Recommendation Statement (Amendment No. 10) on Schedule 14D-9, dated September 14, 2009.
(a)(2)(xii)	Solicitation/Recommendation Statement (Amendment No. 11) on Schedule 14D-9, dated October 5, 2009.
(a)(2)(xiii)	Solicitation/Recommendation Statement (Amendment No. 12) on Schedule 14D-9, dated October 9, 2009.
(a)(2)(xiv)	Solicitation/Recommendation Statement (Amendment No. 13) on Schedule 14D-9, dated October 15, 2009.
(a)(2)(xv)	Solicitation/Recommendation Statement (Amendment No. 14) on Schedule 14D-9, dated October 20, 2009.
(a)(2)(xvi)	Solicitation/Recommendation Statement (Amendment No. 15) on Schedule 14D-9, dated November 5, 2009.
(a)(2)(xvii)	Solicitation/Recommendation Statement (Amendment No. 16) on Schedule 14D-9, dated November 23, 2009.
(a)(2)(xviii)	Solicitation/Recommendation Statement (Amendment No. 17) on Schedule 14D-9, dated November 25, 2009.
(a)(2)(xix)	Solicitation/Recommendation Statement (Amendment No. 18) on Schedule 14D-9, dated November 27, 2009.
(a)(5)(i)

Complaint filed by the Company on August 3, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(9) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009).

(a)(5)(ii)

Answer and Counterclaims filed by Koninklijke KPN N.V. on August 13, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS, in the Court of Chancery of the State of Delaware (incorporated by reference to Exhibit (a)(5)(ii) to Amendment No. 3 to the Schedule TO-

T filed by Koninklijke KPN N.V. on August 21, 2009).
(a)(5)(iii)

Complaint filed by the Company on August 18, 2009 in action captioned as iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288, in the United States District Court for the Southern District of New York (incorporated by reference to Exhibit (a)(18) to Amendment No. 8 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 18, 2009).

(a)(5)(iv)

Email dated October 24, 2008 attaching KPN Presentation (JX51a) (incorporated by reference to Exhibit (a)(5)(iv) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(v)

KPN Presentation dated November 2008 (incorrectly dated “November 2009”) (JX162) (incorporated by reference to Exhibit (a)(5)(v) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(vi)

Email dated April 6, 2009 attaching KPN Presentation (JX230) (incorporated by reference to Exhibit (a)(5)(vi) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(vii)

Email dated April 6, 2009 attaching KPN Presentation (JX193a) (incorporated by reference to Exhibit (a)(5)(vii) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(viii)

Email dated April 7, 2009 attaching KPN Presentation (JX240) (incorporated by reference to Exhibit (a)(5)(viii) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(ix)

Email dated April 7, 2009 attaching KPN Presentation (JX192) (incorporated by reference to Exhibit (a)(5)(ix) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(x)

Email dated April 7, 2009 attaching KPN Presentation (JX85) (incorporated by reference to Exhibit (a)(5)(x) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xi)

KPN Presentation dated April 9, 2009 (JX195) (incorporated by reference to Exhibit (a)(5)(xi) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xii)

KPN Presentation dated April 9, 2009 (JX243) (incorporated by reference to Exhibit (a)(5)(xii) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xiii)

Email dated April 14, 2009 attaching KPN Presentation (JX246a) (incorporated by reference to Exhibit (a)(5)(xiii) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xiv)

KPN Presentation dated April 16, 2009 (JX247) (incorporated by reference to Exhibit (a)(5)(xiv) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xv)

Email dated April 21, 2009 attaching KPN Presentation (JX1278) (incorporated by reference to Exhibit (a)(5)(xv) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xvi)

Email dated April 29, 2009 attaching KPN Presentation (JX96) (incorporated by reference to Exhibit (a)(5)(xvi) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xvii)

KPN Presentation dated May 28, 2009 (JX197) (incorporated by reference to Exhibit (a)(5)(xvii) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xviii)

Email dated June 2, 2009 attaching KPN Presentation (JX103) (incorporated by reference to Exhibit (a)(5)(xviii) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xix)

KPN Presentation dated June 4, 2009 (JX105) (incorporated by reference to Exhibit (a)(5)(xix) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xx)

Email dated June 10, 2009 attaching KPN Presentation (JX261) (incorporated by reference to Exhibit (a)(5)(xx) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xxi)

Email dated June 11, 2009 attaching KPN Presentation (JX1280a) (incorporated by reference to Exhibit (a)(5)(xxi) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xxii)	Email dated June 12, 2009 attaching KPN Presentation (JX115a) (incorporated by reference to Exhibit

(a)(5)(xxii) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).
(a)(5)(xxiii)

Email dated July 7, 2009 attaching KPN Presentation (JX198a) (incorporated by reference to Exhibit (a)(5)(xxiii) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xxiv)

KPN Presentation dated July 8, 2009 (JX124) (incorporated by reference to Exhibit (a)(5)(xxiv) to Amendment No. 7 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 9, 2009).

(a)(5)(xxv)

Stipulation and Order of Dismissal with Prejudice By Counsel to the Company, Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc., and individual members of the board of directors of the Company and individual officers and members of the Supervisory Board and Board of Management of Koninklijke KPN N.V., filed in iBasis, Inc. v. Koninklijke KPN N.V., et al., Civil Action No. 4774-VCS (in the Court of Chancery of the State of Delaware) and dated November 23, 2009 (incorporated by reference to Exhibit (a)(5)(xxv) to Amendment No. 8 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009).

(a)(5)(xxvi)

Stipulation Dismissing the Complaint with Prejudice By Counsel to the Company, Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc., and individual members of the board of directors of the Company and individual officers and members of the Board of Management of Koninklijke KPN N.V., filed in iBasis, Inc. v. Koninklijke KPN N.V., et al., No. 09 CV 7288 (in the United States District Court for the Southern District of New York) and dated November 23, 2009 (incorporated by reference to Exhibit (a)(5)(xxvi) to Amendment No. 8 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009).

(a)(5)(xxvii)

Transcript of Trial held before the Delaware Court of Chancery on October 28 and October 29, 2009 (incorporated by reference to Exhibit (a)(25) to Amendment No. 15 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on November 5, 2009).

(a)(5)(xxviii)

Rights Agreement, dated as of July 30, 2009, by and between the Company and Computershare Trust Company, N.A., as rights agent, which includes as Exhibit B the Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Company on July 30, 2009).

(a)(5)(xxix)

Amendment to Rights Agreement, dated as of November 25, 2009 between the Company and Computer Share Trust Company N.A. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Company on November 27, 2009).

(a)(5)(xxx)

KPN’s Projections entitled “Strategic Scenario’s iBasis, 2009-2012”, dated June 12, 2009 (incorporated by reference to Exhibit (a)(10) to Amendment No. 2 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on August 4, 2009).

(a)(5)(xxxi)	Investor Presentation (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed August 6, 2009).
(b)

Euro 1,500,000,000 Syndicating Revolving Credit Agreement dated as of August 16, 2006 among Koninklijke KPN N.V., ABN AMRO Bank N.V., as facility agent, an original lender, a mandated lead arranger, euro swingline agent and dollar swingline agent, and the other financial institutions party thereto (incorporated by reference to Exhibit C to the Schedule 13D amendment filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on July 13, 2009)

(c)(i)

Presentation by Jefferies to the Special Committee, dated July 29, 2009 (incorporated by reference to Exhibit (a)(50) to Amendment No. 16 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed on November 23, 2009).

(c)(ii)	Opinion of Jefferies & Company, Inc., dated as of July 29, 2009 (incorporated by reference to Annex A to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 30, 2009).
(c)(iii)

Opinion of Jefferies & Company, Inc., dated as of October 14, 2009 (incorporated by reference to Annex B to Amendment No. 13 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on October 15, 2009).

(c)(iv)

Presentation by Jefferies to the Special Committee, dated October 13, 2009 (incorporated by reference to Exhibit (a)(51) to Amendment No. 16 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed on November 23, 2009).

(c)(v)

Presentation by Jefferies to the Special Committee, dated November 22, 2009 (incorporated by reference to Exhibit (a)(49) to Amendment No. 16 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed on November 23, 2009).

(c)(vi)

Opinion of Jefferies & Company, Inc., dated as of November 22, 2009 (incorporated by reference to Annex C to Amendment No. 16 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed November 23, 2009).

(d)(i)	Share Purchase and Sale Agreement dated as of June 21, 2006 between the Company and KPN B.V. (incorporated by reference to Exhibit 2 to the Schedule 13D amendment filed by KPN B.V. and

Koninklijke KPN N.V. on October 11, 2007).
(d)(ii)

Amendment No. 1 dated as of December 18, 2006 to Share Purchase and Sale Agreement between the Company and KPN B.V. (incorporated by reference to Exhibit 3 to the Schedule 13D amendment filed by KPN B.V. and Koninklijke KPN N.V. on October 11, 2007).

(d)(iii)

Amendment No. 2 dated as of April 26, 2007 to Share Purchase and Sale Agreement between the Company and KPN B.V. (incorporated by reference to Exhibit 4 to the Schedule 13D amendment filed by KPN B.V. and Koninklijke KPN N.V. on October 11, 2007).

(d)(iv)

Amendment No. 3 dated as of August 1, 2007 to Share Purchase and Sale Agreement between the Company and KPN B.V. (incorporated by reference to Exhibit 5 to the Schedule 13D amendment filed by KPN B.V. and Koninklijke KPN N.V. on October 11, 2007).

(d)(v)

Registration Rights Agreement dated as of October 1, 2007 between the Company and KPN B.V. (incorporated by reference to Exhibit 4.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007).

(d)(vi)	Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.01 to the Current Report on Form 8-K filed by the Company on October 5, 2007).
(d)(vii)	Amendment No. 1 to the Second Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 14, 2007).
(d)(viii)

Settlement Agreement dated as of November 23, 2009 among the Company, Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc.) (incorporated by reference to Exhibit (d)(viii) to Amendment No. 8 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009).

(d)(ix)

Letter Agreement dated November 25, 2009 among the Company, Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. (incorporated by reference to Exhibit (a)(57) to Amendment No. 18 to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed on November 27, 2009).

(d)(x)	iBasis, Inc. 2007 Stock Plan (incorporated by reference from Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 3, 2007).
(d)(xi)	Form of Stock Option Agreement under the iBasis, Inc. 2007 Stock Plan (incorporated by reference from Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 3, 2007).
(d)(xii)	1997 Stock Incentive Plan of the Company (incorporated by reference from Exhibit 10.8 to the Company’s Registration Statement on Form S-1).
(d)(xiii)	Amended and Restated 1997 Stock Incentive Plan, amended March 2005 (incorporated by reference from Appendix A to the Company’s Proxy Statement dated April 13, 2005).
(d)(xiv)	2009 Executive Officer Bonus Plan (incorporated by reference from Exhibit 10.7 to the Company’s Annual Report on Form 10-K filed on March 13, 2009).
(d)(xv)	Employment Agreement between the Company and Ofer Gneezy, dated as of August 11, 1997 (incorporated by reference from Exhibit 10.9 to the Company’s Registration Statement on Form S-1).
(d)(xvi)	Employment Agreement between the Company and Gordon J. VanderBrug, dated as of August 11, 1997 (incorporated by reference from Exhibit 10.10 to the Company’s Registration Statement on Form S-1).
(d)(xvii)

Offer Letter and Employment Agreement, between the Company and Mark S. Flynn, dated January 30, 2007 (incorporated by reference from Exhibit 10.77 to the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2007).

(d)(xviii)

Offer Letter between the Company and Edwin van Ierland, dated September 11, 2007 (incorporated by reference from Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the three months ended September 30, 2007).

(d)(xix)

Offer Letter between the Company and Richard Tennant, dated as of September 17, 2001 and Employment Agreement, dated as of September 20, 2001 (incorporated by reference from Exhibit 10.30 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(xx)

Offer Letter between the Company and Paul Floyd, dated as of April 2, 2001 and Proprietary Information and Inventions Agreement dated April 12, 2001 (incorporated by reference from Exhibit 10.31 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2001).

(d)(xxi)

Form of Severance and Change-in-Control Agreement dated as of May 11, 2009, between iBasis, Inc. and each of the Chief Executive Officer and Executive Vice President (separate agreements entered into by each of Ofer Gneezy and Gordon J. VanderBrug) (incorporated by reference to Exhibit 99(e)(21) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 30, 2009).

(d)(xxii)

Form of Severance and Change-in-Control Agreement dated as of May 11, 2009, between iBasis, Inc. and each Senior Vice President (separate agreements entered into by each of Richard G. Tennant, Mark S. Flynn, Paul H. Floyd and Edwin van Ierland) (incorporated by reference to Exhibit 99(e)(22) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on July 30, 2009).

(f)(i)

Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Schedule II to the Offer to Purchase filed as Exhibit (a)(1)(i) to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on July 28, 2009).

(f)(ii)

Amended Section 262 of the General Corporation Law of the State of Delaware, effective as of August 1, 2009 (incorporated by reference to the Supplement to the Offer to Purchase filed as Exhibit (a)(1)(xiv) to Amendment No. 8 to the Schedule TO-T filed by Koninklijke KPN N.V., KPN B.V. and Celtic ICS Inc. on November 23, 2009).

(g)	None.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

By:	/s/ Mark S. Flynn
Name: Mark S. Flynn
Title: Chief Legal Officer and Corporate
Secretary

Dated: November 27, 2009